Exhibit 99.3

THIS PROXY IS SOLICITED ON BEHALF OF

THE BOARD OF DIRECTORS OF KINGSOFT CLOUD HOLDINGS LIMITED

FOR THE EXTRAORDINARY GENERAL MEETING OF

SHAREHOLDERS TO BE HELD ON DECEMBER 29, 2022

The undersigned holder of ordinary shares of Kingsoft Cloud Holdings Limited (the “Company”), hereby acknowledges receipt of the notice of extraordinary general meeting of shareholders, dated December 29, 2022, and hereby appoints the Chairman of the meeting or ______________________________________________________(leave this line blank if you would like to appoint the Chairman of the meeting as your proxy or insert another name and address of your appointed proxy and strike out the words “the Chairman of the meeting” above) as proxy, with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the extraordinary general meeting of shareholders of the Company to be held on December 29, 2022 at 10:00 a.m., Beijing Time, at Xiaomi Science and Technology Park, No. 33 Xierqi Middle Road, Haidian District, Beijing, the People’s Republic of China (the “General Meeting”), and at any adjournment or adjournments thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matter set forth below (i) as specified by the undersigned below and (ii) in the discretion of the proxy upon such other business as may properly come before the meeting, all as set forth in the notice of extraordinary general meeting available for review on the Company’s website at http://ir.ksyun.com.

The ordinary shares in respect of which this proxy form is given (when properly executed and delivered to the mailing or e-mail address set forth below) will be voted by the proxy holder in the manner directed herein by the undersigned shareholder. If no direction is made, the ordinary shares in respect of which this proxy form is given will be voted in the proxy holder’s discretion for the following proposal:

Resolution 1: As a Special Resolution: to amend and restate the existing Amended and Restated Memorandum of Association and Articles of Association of the Company by the deletion in their entirety and by the substitution in their place of the Second Amended and Restated Memorandum of Association and Articles of Association, conditional upon and with effect from the consummation of the Company’s proposed listing on The Stock Exchange of Hong Kong Limited (the “Listing”) (the “Proposed M&AA Amendment”).

FOR	AGAINST	ABSTAIN
☐	☐	☐

Resolution 2: As a Special Resolution: to change the name of the Company from Kingsoft Cloud Holdings Limited to Kingsoft Cloud Holdings Limited 金山云控股有限公司 by adoption of the dual Chinese name 金山云控股有限公司, which will be reflected in the Proposed M&AA Amendment.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Resolution 3: As an Ordinary Resolution: a general mandate be granted to the Directors to allot, issue or deal with additional shares of the Company not exceeding 20% of the total number of issued shares immediately following completion of the Listing, and which is conditional upon the Listing (the “Issuance Mandate”).

FOR	AGAINST	ABSTAIN
☐	☐	☐

Resolution 4: As an Ordinary Resolution: a general mandate be granted to the Directors to exercise powers of the Company to repurchase shares of the Company representing up to 10% of the total number of issued shares immediately following completion of the Listing, and which is conditional upon the Listing (the “Repurchase Mandate”).

FOR	AGAINST	ABSTAIN
☐	☐	☐

Resolution 5: As an Ordinary Resolution: subject to an approval of the Issuance Mandate and the Repurchase Mandate and conditional upon the Listing, an extension to the Issuance Mandate be approved, such that the number of shares of the Company repurchased under the Repurchase Mandate will also be added to extend the Issuance Mandate, provided that such additional amount shall not exceed 10% of the number of issued shares of the Company immediately following completion of the Listing.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Resolution 6: As an Ordinary Resolution: the authorization to each of the directors of the Company or the Company's registered office provider to take any and all action that might be necessary to effect the foregoing resolutions and make all necessary filings at the Cayman Registry as such director or the Company's registered office provider, in his, her or its absolute discretion, thinks fit.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Dated: ________________, 2022

Shareholder Name:	Co-owner (if any) Name:

Print	Print

Signature	Co-owner (if any) Signature

This proxy form must be signed by the person registered in the register of members as at the close of business on November 29, 2022, or his or her attorney duly authorized in writing or, in the case the appointer is a corporation, must be either under seal or executed under the hand of an officer or attorney or other person duly authorized to sign the same.

Please send the completed and signed proxy form to us (i) by mail, to Xiaomi Science and Technology Park, No. 33 Xierqi Middle Road, Haidian District, Beijing, the People’s Republic of China, or (ii) by email at yangyating@kingsoft.com.

This proxy form must be received by no later than 10:00 p.m., Eastern Standard Time, on December 26, 2022 to ensure your representation at the General Meeting.